(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	WASHINGTON, DC 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC FILE NUMBER 1-12449
☐ Form 10-D		CUSIP NUMBER [ ]
☐ Form N-SAR	NOTIFICATION OF LATE FILING
☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SCPIE Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1888 Century Park East

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90067

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Subject Report”) within the prescribed time period. In connection with the preparation of the Subject Report, the Registrant’s auditors, Ernst & Young LLP (“E&Y”), recently identified a matter with respect to its independence that requires additional time to consider and address.

The Registrant’s Chief Financial Officer, Robert B. Tschudy, left E&Y in 1995 and joined the Registrant in May 2002 (after working as the Chief Financial Officer elsewhere from 1995 to 2001). Upon departing from E&Y, Mr. Tschudy was entitled to standard E&Y retirement benefits: however, as a result of his length of service at E&Y, a portion of his benefits was not funded and, therefore, not finally settled. Mr. Tschudy was not aware that a portion of his benefits was not settled. Upon identification of the matter, Mr. Tschudy and E&Y entered into a standard agreement pursuant to which the unfunded portion of his benefits was transferred to a rabbi trust. As a result, Mr. Tschudy’s benefits are now settled.

E&Y has advised the Registrant that it is seeking guidance from the SEC’s staff on this matter on as prompt a basis as possible and that it will be unable to furnish its report on the financial statements until this matter is resolved. Because of the recent identification of this matter relating to auditor independence, the Registrant could not have timely filed the information required by Item 8 of Form 10-K without unreasonable effort or expense. The information required by Item 8 of Form 10-K is currently expected to be filed no later than the fifteenth calendar day following the prescribed due date.

E&Y has also advised the Registrant that it has completed the audit of the Registrant’s financial statements and is prepared to release its consent and unqualified opinion with respect to such financial statements if it is concluded that E&Y is independent.

A copy of a statement of E&Y dated March 16, 2006, which states that E&Y agrees with the specific reasons stated above as to why it is unable to furnish the required audit report, is attached hereto as Exhibit 99.1.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald P. Newell, Senior Vice President (Name)	(310) (Area Code)	551-5900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

On March 9, 2006, the Registrant issued a press release announcing its financial results for the fourth quarter and full year ended December 31, 2005. For the full 2005 year, the Registrant recorded net income of $3.5 million, compared to the prior year’s net loss of $7.9 million. Total revenues for 2005 amounted to $151.5 million, compared with $157.3 million the prior year. For the fourth quarter of 2005, the Registrant registered net income of $3.2 million on total revenues of $40.4 million, compared to a net loss of $3.4 million on total revenues of $36.4 million for the same period last year. Additional information regarding the Registrant’s financial results for the fourth quarter and full year ended December 31, 2005 is included in the March 6, 2006 press release furnished as an exhibit to the Registrant’s Current Report on Form 8-K filed on March 6, 2006.

SCPIE Holdings, Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By:	/s/ Donald J. Zuk
Donald J. Zuk, Chief Executive Officer

[Ernst & Young letterhead]

Exhibit 99.1

March 16, 2006

Mr. Robert B. Tschudy

Senior Vice President,

    Chief Financial Officer and Treasurer

SCPIE Holdings, Inc.

1888 Century Park East

Los Angeles, CA 90067

Dear Mr. Tschudy:

You have furnished us with a copy of your “Notification of Late Filing” on Form 12b-25 dated March 16, 2006.

We are in agreement with the comments under Part III of the Form with respect to the reason why we are unable to furnish our report on the financial statements of SCPIE Holdings, Inc. on or before the date that the Form 10-K of SCPIE Holdings Inc. for the year ended December 31, 2005 is required to be filed.

Very truly yours,

/s/ Ernst & Young LLP